210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces First Quarter 2014 Results

CALGARY, AB, May 8, 2014 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results and operational highlights for the first quarter ended March 31, 2014.

“During the quarter we reported additional data from our head and neck study which will help us with the design of our proposed registration study for discussion with regulators,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We also took steps to improve our access to capital in order to support our clinical program, which continues to move ahead.”

Selected Highlights

Since January 1, 2014, specific highlights announced by the Company include:

Clinical and Preclinical Data

•
Final data from the Company's randomized, double-blinded clinical study examining REOLYSIN® in combination with carboplatin and paclitaxel in patients with second-line, platinum-refractory, taxane-naïve head and neck cancers;

•	A series of presentations by research collaborators at the 8th Annual International Conference on Oncolytic Virus Therapeutics held in Oxford, UK covering:

•	early clinical research showing that intravenously delivered REOLYSIN® can cross the blood brain barrier to access tumours in the brains of humans;
•	preclinical research examining the synergies associated with treatment in animal models with GM-CSF prior to administering REOLYSIN®;
•	preclinical research focused on identifying biomarkers predictive of sensitivity/resistance to reovirus in head and neck cancer cell lines; and
•	preclinical research into the treatment of hepatocellular carcinoma associated with infection by Hepatitis B and Hepatitis C.

Financial

•	At March 31, 2014 the Company reported $22.2 million in cash, cash equivalents and short-term investments; and
•
Entry into a share purchase agreement with Lincoln Park Capital Fund, LLC that will provide an initial investment in Oncolytics of US$1.0 million and make available additional periodic investments of up to US$25.0 million over a 30-month term.

ONCOLYTICS BIOTECH INC.
INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

As at	March 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	20,155,907	25,220,328
Short-term investments	2,031,685	2,001,644
Accounts receivable	43,507	105,853
Prepaid expenses	295,802	361,743
Total current assets	22,526,901	27,689,568
Non-current assets
Property and equipment	508,782	532,459
Total non-current assets	508,782	532,459

Total assets	23,035,683	28,222,027
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	4,833,423	6,008,661
Total current liabilities	4,833,423	6,008,661
Shareholders’ equity
Share capital Authorized: unlimited Issued: March 31, 2014 - 85,810,718 December 31, 2013 - 84,803,818	229,801,006	228,612,564
Warrants	—	376,892
Contributed surplus	25,172,701	24,491,212
Accumulated other comprehensive loss	61,004	79,698
Accumulated deficit	(236,832,451)	(231,347,000)
Total shareholders’ equity	18,202,260	22,213,366
Total liabilities and equity	23,035,683	28,222,027

•

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

For the three month period ending March 31	2014 $	2013 $
Expenses
Research and development	4,178,334	5,117,044
Operating	1,391,254	1,564,751
Operating loss	(5,569,588)	(6,681,795)
Interest	87,987	74,959
Loss before income taxes	(5,481,601)	(6,606,836)
Income tax expense	(3,850)	—
Net loss	(5,485,451)	(6,606,836)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment	(18,694)	34,188
Net comprehensive loss	(5,504,145)	(6,572,648)
Basic and diluted loss per common share	(0.06)	(0.08)
Weighted average number of shares (basic and diluted)	85,148,242	79,766,258

•

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	$	$	$	$	$	$
As at December 31, 2012	198,155,091	24,126,265	376,892	(57,115)	(207,814,353)	14,786,780

Net loss and comprehensive loss	—	—	—	34,188	(6,606,836)	(6,572,648)
Issued, pursuant to a public offering	30,207,062	—	—	—	—	30,207,062
Exercise of stock options	139,676	(34,687)	—	—	—	104,989

Share based compensation	—	120,856	—	—	—	120,856
As at March 31, 2013	228,501,829	24,212,434	376,892	(22,927)	(214,421,189)	38,647,039

	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	$	$	$	$	$	$

As at December 31, 2013	228,612,564	24,491,212	376,892	79,698	(231,347,000)	22,213,366

Net loss and comprehensive loss	—	—	—	(18,694)	(5,485,451)	(5,504,145)
Issued, pursuant to Share Purchase Agreement	1,188,442	—	—	—	—	1,188,442
Expired warrants	—	376,892	(376,892)	—	—	—

Share based compensation	—	304,597	—	—	—	304,597
As at March 31, 2014	229,801,006	25,172,701	—	61,004	(236,832,451)	18,202,260

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

For the three month period ending March 31	2014 $	2013 $
Operating Activities
Net loss for the period	(5,485,451)	(6,606,836)
Amortization - property and equipment	39,657	24,581
Share based compensation	304,597	120,856
Unrealized foreign exchange loss	24,070	(307,653)
Net change in non-cash working capital	(1,046,951)	(1,641,170)
Cash used in operating activities	(6,164,078)	(8,410,222)
Investing Activities
Acquisition of property and equipment	(15,980)	(15,138)
Purchase of short-term investments	(30,041)	(32,416)
Cash used in investing activities	(46,021)	(47,554)
Financing Activities
Proceeds from Share Purchase Agreement	1,188,442	—
Proceeds from exercise of stock options and warrants	—	104,989
Proceeds from public offering	—	30,207,062
Cash provided by financing activities	1,188,442	30,312,051
Increase in cash	(5,021,657)	21,854,275
Cash and cash equivalents, beginning of period	25,220,328	19,323,541
Impact of foreign exchange on cash and cash equivalents	(42,764)	341,841
Cash and cash equivalents, end of period	20,155,907	41,519,657

To view the Company's First Quarter 2014 Consolidated Financial Statements, related Notes to Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's annual filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com/for-investors/financials.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2014 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 - 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@tmxequicom.com	Dian Griesel, Inc. Susan Forman 335 West 38th Street, 3rd Floor New York, NY 10018 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com